Digital ARC Investments SPV, LLC. (the "Company") a Delaware LLC

Statement of Financial Position and
Independent Accountant's Audit Report

As of inception – October 1st, 2021



Mongio & Associates CPAs LLC
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Independent Auditor's Report

To Management
Digital ARC Investments SPV, LLC

We have audited the accompanying statement of financial position of Digital ARC Investments SPV, LLC. as of October 1st, 2021 (inception), and the related notes. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Digital ARC Investments SPV, LLC. as of October 1st, 2021 in conformity with accounting principles generally accepted in the United States of America

Emphasis of Matter

The Company was organized to facilitate the investment into an affiliate entity, Digital ARC, LLC (see Note 1). The financial statements of that entity, which were not audited by us, are integral to the understanding of these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 9, 2021
Vincenzo Mongio

Statement of Financial Position

	As of October 1st, 2021 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-


Digital ARC Investments SPV, LLC
Notes to the Statement of Financial Position
October 1st, 2021 (inception)
$USD


NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Digital ARC Investments SPV, LLC ("the Company") was formed in Delaware on October 1st, 2021. The Company was formed as an investment vehicle to receive funds from investors via regulation crowdfunding. The Company will use the funds to acquire and become the holder of record for certain interests in the issuing entity.

The Company will have no other business operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company is an LLC and has a single class of ownership interest. The interests that will be owned by investors will mirror the investment in the issuing entity had they invested directly in the issuing entity itself.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 1st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 9, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.